

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUL 07 2005
WASH. D.C.
209
SECTION

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ____________________

Commission file number 0 - 25454

Washington Federal Savings Profit Sharing Retirement Plan and
Employee Stock Ownership Plan
(Full title of the plan)


PROCESSED
JUL 12 2005
THOMSON
FINANCIAL

Washington Federal, Inc.
425 Pike Street
Seattle, WA 98101
(Name of issuer of the securities and address of its principal executive office)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan
(Name of Plan)

Date 6-29-05

Linda S. Brower, Trustee

Item 4. Plan Financial Statements and Schedules

The Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan Financial Statements as of and for the years ended December 31, 2004 and 2003, Supplemental Schedules as of and for the year ended December 31, 2004 and Reports of Independent Registered Public Accounting Firms are attached as an exhibit beginning on page E-3.

Exhibits

The following exhibits are filed with or incorporated by reference into this Form 11-K:

Exhibit		Page
1.	Consent of Deloitte & Touche LLP	E-1
2.	Consent of Moss Adams LLP	E-2
3.	Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan Financial Statements as of and for the years ended December 31, 2004 and 2003, Supplemental Schedules as of and for the year ended December 31, 2004 and Reports of Independent Registered Public Accounting Firms	E-3

Exhibit 1

Consent of Deloitte & Touche LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-20191, 333-51143, 333-46588, and 333-119329 of Washington Federal, Inc. on Forms S-8 of our report dated June 4, 2004, appearing in this Annual Report on Form 11-K of the Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

Seattle, Washington
June 29, 2005

Exhibit 2

Consent of Moss Adams LLP

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8) Numbers 333-20191, 333-51143, 333-46588, and 333-119329 pertaining to the Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan of our report dated May 16, 2005 with respect to the 2004 financial statements of the Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Moss Adams LLP

Seattle, Washington
June 29, 2005

Exhibit 3

Washington Federal Savings Profit Sharing Retirement Plan
and Employee Stock Ownership Plan
Financial Statements As of and for the years ended December 31, 2004 and 2003,
Supplemental Schedules as of and for the year ended December 31, 2004
and Reports of Independent Registered Public Accounting Firms

Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan

Financial Statements as of and for the Years Ended December 31, 2004 and 2003, Supplemental Schedules as of and for the Year Ended December 31, 2004 and Reports of Independent Registered Public Accounting Firms

WASHINGTON FEDERAL SAVINGS
PROFIT SHARING RETIREMENT PLAN AND
EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

MOSS-ADAMS LLP mri

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Washington Federal Savings
Profit Sharing Retirement Plan and
Employee Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of the Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan (the "Plan") as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 10 and 11 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
May 16, 2005



Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
Fax: +1 206 965 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees
Washington Federal Savings
Profit Sharing Retirement Plan and
Employee Stock Ownership Plan
Seattle, Washington

We have audited the accompanying statement of net assets available for benefits of the Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan (the "Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.



June 4, 2004

WASHINGTON FEDERAL SAVINGS PROFIT SHARING RETIREMENT PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:		
Investments at fair value as determined by quoted market prices:		
Washington Federal, Inc. common stock	$36,821,840	$32,217,172
Mutual funds	4,428,614	3,182,205
	41,250,454	35,399,377
Investments at estimated fair value:		
Certificates of deposit	45,396,236	30,650,802
Washington Federal Savings repurchase agreements	3,384,735	16,063,572
Cash and cash equivalents	1,912,792	2,571,618
	50,693,763	49,285,992
NET ASSETS AVAILABLE FOR BENEFITS	$91,944,217	$84,685,369

See notes to financial statements.

WASHINGTON FEDERAL SAVINGS PROFIT SHARING RETIREMENT PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS:		
Net appreciation of investments	$ 1,857,496	$ 7,522,456
Interest earned on investments	2,655,098	2,535,606
Cash dividends on common stock	1,064,876	1,033,101
Contributions:		
Employer	2,485,343	2,341,309
Employee	1,540,328	1,518,684
Rollovers	1,321,639	136,551
Total contributions	5,347,310	3,996,544
Total additions	10,924,780	15,087,707
DEDUCTIONS:		
Benefits paid to participants	3,637,891	10,216,646
Mutual fund expenses	28,041	19,442
Total deductions	3,665,932	10,236,088
NET ADDITIONS	7,258,848	4,851,619
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	84,685,369	79,833,750
End of year	$91,944,217	$84,685,369

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the Washington Federal Savings (the "Company") Profit Sharing Retirement Plan and Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution profit sharing plan for employee retirement. Each full-time employee is a participant in the Plan effective on his or her date of employment. Part-time employees completing at least 1,000 hours of service during the calendar year participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is a profit sharing plan which includes an Employee Stock Ownership Plan ("ESOP") component and a cash deferral arrangement under Section 401(k) of the Internal Revenue Code. Under the ESOP, participants may elect to have all or part of their vested account balances, including voluntary contributions and earnings thereon, invested in Washington Federal, Inc. common stock.

Contributions—Under provisions of the Plan, all participants may make voluntary after-tax contributions of their considered earnings as defined by the Plan. In addition, participants may make pre-tax contributions up to the statutory limits ($13,000 for 2004, plus a "catch-up" amount for those who have attained age 50) to their 401(k) account. Company contributions to the Plan are determined by the Board of Directors based on the Company's net operating income. Contributions are allocated to the profit sharing account of each participant in the same proportion that each participant's considered earnings for the period bear to the total earnings of all such participants for such period. The annual addition from contributions to an individual participant's account in this Plan cannot exceed the lesser of 100% of a participant's compensation or $41,000. As the plan pooled investments (see description on next page) include both participant-directed and nonparticipant-directed contributions, and the amounts are not separable, the disclosures in Note 7 include the entire balance of the plan pooled investments.

Participant Accounts—Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings and account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested amount of the participant's account(s).

Investment Options—The Plan has established four accounts to which contributions are directed and three investment options:

a. *Accounts—*

- Participant contribution account—after-tax contributions of a participant initially invested in plan pooled investments and provides participants the ability to transfer to the ESOP account at two designated dates per year

- 401(k) account—tax-deferred contributions of a participant

- ESOP account—contributions of a participant and vested Company contributions

- Company account—contributions authorized by the Board of Directors and paid by the Company to the participant's account initially invested in plan pooled investments and provides participants the ability to transfer fully vested amounts to the ESOP account at two designated dates per year

b. *Investments—*

- Company stock—funds transferred to the ESOP account as authorized by the participant and invested in Company stock

- Plan pooled investments—funds invested primarily in certificates of deposit as directed by the trustees

- Mutual funds—funds within the 401(k) account, directed by the participant, and invested in various mutual funds

ESOP Account—At least twice per year, from January 1 to January 31 and from July 1 to July 31, a participant may elect to transfer a portion of his or her vested Company account, 401(k) account, and participant contribution account to the ESOP account. Once transferred to the ESOP account, at least 51% must be invested in Company common stock. Amounts not invested in Company common stock are invested in plan pooled investments. At any time, a participant may sell Company common stock held in the ESOP account, subject to the 51% requirement mentioned above. Once per year, cash may be transferred from the ESOP account to the corresponding accounts from which the funds were originally transferred. Participants may elect to have cash dividends paid on Company common stock distributed to them or retained in their ESOP accounts.

Vesting—Participants are immediately vested in their own contributions to their participant contribution accounts and to their 401(k) accounts. Withdrawals made upon termination are subject to vesting restrictions, which limit withdrawal of Company contributions if the participant has completed less than seven years of continuous service. Participants who have completed seven or more years of service are fully vested in Company contributions to their accounts. Participants also become fully vested in Company contributions upon death, total and permanent disability, or retirement on the normal or deferred retirement date. A continuous year of service consists of a minimum of 1,000 hours of employment.

The Plan provides employees with the following vesting schedule with regard to Company contributions:

Service Year Completed	Percentage Vested
1	– %
2	–
3	20
4	40
5	60
6	80
7	100

Forfeitures—Participants have a nonforfeitable interest in their vested account balances upon termination from the Plan. Unvested account balances are subject to forfeiture and are used to reduce future employer contributions to the Plan. If participants reenter the Plan before incurring five consecutive one-year breaks in service, the forfeited amounts shall be restored upon repayment of any amounts previously distributed to the participants. For the years ended December 31, 2004 and 2003, forfeited unvested accounts totaled $312,457 and $368,689, respectively.

Benefits—In accordance with the terms of the Plan, a participant, upon either retirement, termination, death, or disability, may elect alternative methods of benefit payments, including:

- One lump-sum distribution
- Installment payments
- Purchase of an annuity contract selected by the participant and approved by the trustees
- Any other method of distribution not extending the payment period beyond the survivor life expectancy of the participant and his or her designated beneficiary, as approved by the trustees

In the event of employee termination, the vested portion of the participant's share is to be distributed as soon as practicable.

Trustees and Administrators of the Plan—The Plan is administered by the trustees appointed by the Board of Directors of the Company. Trustees of the Plan are Linda S. Brower, Michael R. Bush, and Karen S. Carlson, all employees of the Company, as required by the Plan.

Administrative Expenses—Administrative expenses related to mutual fund investments are paid by the respective participants who elect to invest in the mutual fund investment option. All other expenses for administration of the Plan are paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan have been prepared on the accrual basis of accounting. Plan assets exclude those funds used to purchase annuities.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The investments of the Plan are stated at fair value, which is based on closing prices as of the last trading day of the Plan year for those securities that are actively traded. Other investments are stated at cost plus accrued investment income, which approximates fair value at December 31, 2004 and 2003.

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation of investments represents the change in fair value from the beginning to the end of the Plan's fiscal year or from date of purchase to the end of the Plan's fiscal year, if purchased during the current year, plus realized gains and losses. Purchases and sales of securities are reflected on a trade-date basis.

Payment of Benefits—Benefits are recorded when paid.

Stock Dividend—On January 19, 2005, the Board of Directors of the Company declared an 11-for-10 stock split in the form of a 10% stock dividend payable to the stockholders of record on February 4, 2005, and distributed on February 18, 2005. All previously reported share amounts have been adjusted accordingly.

3. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 14, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income tax has been included in the Plan's financial statements.

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. RELATED PARTY TRANSACTIONS

Certain Plan investments are held at the Company. As such, these investments qualify as party-in-interest transactions as defined by ERISA. These investments are Washington Federal, Inc. common stock as well as Washington Federal Savings repurchase agreements and money market accounts.

6. INVESTMENTS

The following investments, at fair value, represent 5% or more of the Plan's net assets available for benefits at December 31:

	2004	2003
Washington Federal, Inc. common stock (1,526,148 and 1,373,588 shares)	$36,821,840	$32,217,172
Certificates of deposit (yield):		
Wells Fargo, 7.20%, due June 28, 2005 (7.48%) *	12,885,499	11,998,035
Key Bank, 7.35%, due September 13, 2005 (7.63%) *	6,283,369	6,298,385
US Bank, 5.00%, due June 9, 2009 (5.00%)*	6,069,072	
USAA Federal Savings Bank, 6.81%, due October 18, 2005 (7.03%) *	5,312,771	4,965,861
Repurchase agreements (yield):		
Washington Federal Savings, 2.03%, due June 30, 2004 (2.04%) *		5,882,026

* Nonparticipant-directed

The Plan's investments (including gains and losses on investments bought and sold during the year as well as unrealized gains and losses on investments held during the year) appreciated in value by $1,857,496 and $7,522,456 in 2004 and 2003, respectively.

	2004	2003
Washington Federal, Inc. common stock	$ 1,423,961	$ 6,986,368
Mutual funds	433,535	536,088
	$ 1,857,496	$ 7,522,456

Certificates of deposit at December 31, 2004 and 2003 consist of amounts on deposit at Federal Deposit Insurance Corporation ("FDIC")-insured banks with yields ranging from 2.04% to 7.84% and 3.32% to 7.84%, respectively. Under the current FDIC regulations, pass-through insurance coverage is provided for the benefit of the Plan's participants.

7. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the change in net assets relating to plan pooled investments is as follows as of and for the years ended December 31:

	2004	2003
Net assets:		
Certificates of deposit	$45,396,236	$30,650,802
Washington Federal Savings money market accounts	1,897,196	2,559,128
Washington Federal Savings repurchase agreements	3,384,735	16,063,572
	$50,678,167	$49,273,502
Changes in net assets:		
Contributions	$ 4,515,361	$ 3,524,880
Interest earned on investments	2,654,903	2,535,213
Benefits paid to participants	(2,929,402)	(6,690,245)
Transfers to participant-directed investments	(2,836,197)	(138,472)
	$ 1,404,665	$ (768,624)

******

WASHINGTON FEDERAL SAVINGS
PROFIT SHARING RETIREMENT PLAN AND
EMPLOYEE STOCK OWNERSHIP PLAN
PLAN NUMBER 001
EIN 91-0135860

SCHEDULE H, line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

(a)	(b) Issue	(c) Description (Yield)	(d) Cost	(e) Fair Value
*	Washington Federal, Inc.	1,526,148 shares of common stock	**	$ 36,821,840
	Mutual funds:			
	Barclays Global	Midcap Fund	**	1,116,362
	Barclays Global	S&P 500 Value Fund	**	580,275
	Barclays Global	S&P 500 Growth Fund	**	567,275
	Barclays Global	Equity Index Fund	**	522,858
	Barclays Global	Government Fund	**	376,689
	Barclays Global	Russell 2000 Fund	**	344,039
	Barclays Global	Stable Value Fund	**	295,638
	Barclays Global	Growth and Income Fund	**	168,334
	Barclays Global	Bond Fund	**	151,918
	Barclays Global	International Fund	**	143,202
	Barclays Global	Growth Fund	**	125,399
	Barclays Global	Income Plus Fund	**	36,625
				4,428,614
	Certificates of deposit:			
	Wells Fargo Bank	7.20%, June 28, 2005 (7.48%)	9,000,000	12,885,499
	Key Bank	7.35%, September 13, 2005 (7.63%)	4,500,000	6,283,369
	US Bank	5.00%, June 9, 2009 (5.00%)	5,900,000	6,069,072
	USAA Federal Savings Bank	6.81%, October 18, 2005 (7.03%)	4,000,000	5,312,771
	USAA Federal Savings Bank	4.37%, April 30, 2009 (4.46%)	4,000,000	4,118,625
	Wells Fargo Bank	6.38%, December 5, 2005 (6.56%)	2,500,000	3,234,942
	USAA Federal Savings Bank	2.27%, May 29, 2005 (2.29%)	2,000,000	2,073,512
	USAA Federal Savings Bank	2.02%, February 12, 2005 (2.04%)	2,000,000	2,036,000
	Key Bank	7.55%, February 25, 2005 (7.84%)	1,250,000	1,319,540
	USAA Federal Savings Bank	3.27%, December 31, 2006 (3.32%)	1,000,000	1,033,196
	USAA Federal Savings Bank	3.32%, February 12, 2007 (3.37%)	1,000,000	1,029,710
				45,396,236
	Repurchase agreements:			
*	Washington Federal Savings	3.10%, July 14, 2006 (3.15%)	2,000,000	2,029,515
*	Washington Federal Savings	3.00%, May 26, 2006 (3.03%)	2,000,000	1,355,220
				3,384,735
	Cash and cash equivalents:			
*	Washington Federal Savings	Variable rate demand account	1,897,196	1,897,196
	Bank of New York	Registered money market mutual fund	15,596	15,596
				1,912,792
				$ 91,944,217

* Party-in-interest

** Historical cost not required as investment is participant-directed

WASHINGTON FEDERAL SAVINGS
PROFIT SHARING RETIREMENT PLAN AND
EMPLOYEE STOCK OWNERSHIP PLAN

PLAN NUMBER 001
EIN 91-0135860

SCHEDULE H, line 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2004

Reportable transactions as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA are as follows:

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Proceeds Received Upon Maturity or Selling Price	(i) Net Gain or (Loss)
Single transactions:				
Washington Federal Savings*	Repurchase agreement, 2.04%, due June 30, 2004	$ –	$ 5,932,103	$ –
US Bank	CD, 5.00%, due June 9, 2009	5,900,000		
USAA Federal Savings Bank	CD, 4.37%, due April 30, 2009	4,000,000		
Washington Federal Savings*	Repurchase agreement, 2.06%, due April 30, 2004		3,938,884	
Washington Federal Savings*	Repurchase agreement, 4.02%, due July 12, 2004		2,165,215	
Washington Federal Savings*	Repurchase agreement, 3.77%, due February 11, 2004		2,121,622	
Washington Federal Savings*	Repurchase agreement, 3.10%, due July 14, 2006	2,000,000		
USAA Federal Savings Bank	CD, 2.02%, due February 12, 2005	2,000,000		
USAA Federal Savings Bank	CD, 3.32%, due February 12, 2007	1,000,000		
Washington Federal Savings*	Repurchase agreement, 3.00%, due May 26, 2006		733,763	
Washington Federal Savings*	Variable rate money market account		304,696	
Series of transactions:				
Washington Federal Savings*	Variable rate demand account	15,576,300	18,172,751	
Washington Mutual	Variable rate money market account	5,900,000	5,900,637	
Washington Federal Savings*	Variable rate money market account	1,500,000	1,509,708	

*Party-in-interest